May 31, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:                             SRC Energy Inc. Registration Statement on Form S-4 (File No. 333-225132)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SRC Energy Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 4:00 p.m. Eastern Time on June 4, 2018, or as soon thereafter as practicable.

Please contact James Henderson at (720) 616-4300 should you have any questions or comments.

Very truly yours,

By:	/s/ James Henderson
Name:	James Henderson
Title:	Executive Vice President and Chief Financial Officer